Vornado Realty Trust

210 Route 4 East

Paramus, NJ 07652

Tel 201-587-1000

Fax 201-587-0600

July 30, 2010

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Mr. Daniel L. Gordon
Branch Chief

Re:	Vornado Realty Trust Form 10‑K for the year ended December 31, 2009 Filed February 23, 2010 File No. 001-11954

Dear Mr. Gordon:

            Please find herein our response to the letter, dated July 20, 2010, from you on behalf of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. Joseph Macnow, Chief Financial Officer of Vornado Realty Trust (the “Company”) regarding the above referenced filing with the Commission.  We have carefully considered the Staff’s comment and have provided additional information, as requested.  For your convenience, we have included the Staff’s comment before our responses.

Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 13

Implementing our Objectives, page 13

1.                 We note your response to comment 6 of our letter dated May 27, 2010 that you do not use the referenced metrics (EBITDA, FFO, Comparable FFO, and total return to shareholders) as targets.  Please note that even if metrics are not tied to specific targets, to the extent that they are considered in setting and awarding elements of compensation, such considerations should be discussed in your compensation discussion and analysis.  As you have disclosed that certain metrics are considered, along with other qualitative bases, please confirm that you will quantify metrics considered and discuss such considerations in future filings.

Response:

In response to the Staff’s comment we confirm that, in future filings, to the extent that quantitative metrics are considered in setting and awarding elements of compensation we will quantify such metrics and discuss such.

The Company acknowledges that:

•         the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•         Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•         the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments with respect to the foregoing may be communicated to the undersigned (212‑894‑7050) or to Joseph Macnow, Chief Financial Officer (201‑587‑1000).

Sincerely, /s/ Alan J. Rice Alan J. Rice – Corporation Counsel
cc:	Eric C. McPhee (Division of Corporation Finance) Edward Morrissey (Deloitte & Touche LLP) Michael D. Fascitelli Joseph Macnow (Vornado Realty Trust)